November 1, 2005

Mr. Mark P. Schuman, Esq.

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grant Enterprises, Inc.
Form SB-2
Filed August 5, 2005
Registration no. 333-127259

Dear Mr. Schuman:

We represent Grant Enterprises, Inc. (“Grant” or the “Company”). We are in receipt of your letter dated August 31, 2005 regarding the above referenced filing and the following are our responses:

General

1.

We note that Richard Carrigan is broker-dealer. Additionally, it does not appear Mr. Carrigan received his securities as compensation for underwriting activities. As such, the prospectus must state that Mr. Carrigan is an underwriter. Please revise accordingly in all appropriate places in the prospectus.

ANSWER:

Please note that Richard Carrigan is not a broker-dealer. Mr. Carrigan received 1,000,000 shares pursuant to the Unit Purchase Agreement and Share Exchange between Grant Enterprises, LLC and the Company. Mr. Carrigan purchased an additional 5,000 shares in the Company’s Regulation D Rule 506 offering.

2.

In light of his role as CEO and CFO, please disclose the experience of Shahin Shadmer, the company’s only employee, with respect to financial accounting and preparation of reports under the Exchange Act. Please advise us how, in the absence of any other employees, the company proposes to create the system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions and that would be audited by the independent accountant.

ANSWER:	Please note that the Company has confirmed that it has retained an outside accountant with respect to financial accounting and preparation of reports as required by the Exchange Act.

Form SB-2

Calculation of Registration Fee

3.

Because there currently is no trading market for your securities, Rule 457(c) is not applicable to this registration statement. Please revise to reference the correction section of Rule 457. You may wish to refer to Rule 457(a) or Rule 457(o) for guidance.

ANSWER:	The Form SB-2 has been amended to reflect that the offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(a).

About Our Company, page 1

4.

If Grant has the exclusive North American distributorship for Kinjoy Chairs pursuant to a written agreement or contract, please file such agreement as an exhibit by your first amendment. If there is no written agreement or contract, please explain how Grant can have the exclusive North American distributorship for Kinjoy Chairs.

ANSWER:	The Distributor Agreement between Grant and Welltec USA, LLC, the owner of Kinjoy Chairs, giving Grant exclusive distribution rights has been filed as an exhibit.

5.

Please explain in better detail the revenue sharing program. Describe the material aspects of this program and identify the corporations which whom you participate. If you have written agreements relating to this program, please file them as exhibits to your registration statement.

ANSWER:

This section has been revised to explain in better detail the revenue sharing program and to identify the companies who participate. The agreements reflecting this program are included as exhibits it the Form SB-2.

6.	Please balance your discussion of revenues with disclosure regarding expenses and net income.

ANSWER:	The Form SB-2 has been amended to include disclosure relating to the expenses and net income for the year ended December 31, 2004 and six-months ended June 30, 2005.

Risk Factors, pages 2-5

7.

Currently, many of your risk factors contain generic discussions that could apply to any company. Please revise your risk factors to provide specific disclosure of how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, in the appropriate risk factor, please discuss:

•	the specific problems, expenses, difficulties, complications and delays you may encounter as a small developing company in a highly competitive environment;
•	the types of highly skilled technical employees you will need to hire and the impact on your business if you fail to hire or retain these employees; and
•	your current product range and distribution channels and the difficulties in trying to expand these.

ANSWER:	These risk factors have been revised to provide specific disclosure of how the Company’s business, operations, and financial conditions would be affected and the resulting loss to investors.

8.

Please provide appropriate risk factor discussion relating the controlling interest of Richard Carrigan in the company’s voting power and outstanding shares. For example, please disclose that Mr. Carrigan will have the ability, without the consent of public stockholders, to elect all members of the board of directors and to control the company’s management and affairs. Additionally, please discuss the possibilty that Mr. Carrigan’s voting control may have the effect of preventing or discouraging transactions involving a change in control, including proxy contests, tender offers, mergers or other purchases of the capital stock of the company, regardless of whether a premium is offered over then-current market prices.

ANSWER:

This section has been revised to include a risk factor disclosing that Mr. Carrigan beneficially owns 71% of the Company’s common stock and therefore has the ability to elect the board of directors and control the Company’s affairs.

9.

In the first risk factor, please disclose whether you have enough financial resources to meet your expenses and support your anticipated activities for the next twelve months. In that regard, we note your discussion on page 16 that your ability to achieve your business objectives is contingent upon your success in raising additional capital and that you will attempt during the next twelve months to raise capital from the sale of your common stock, business lines of credit, loans from investors, shareholders or management, and/or joint venture partners. Please also disclose the costs associated with becoming a public reporting company and your plans to pay for such costs.

ANSWER:

This section has been revised to include a risk factor after the first risk factor discussing the Company’s need to raise additional financing to implement its current business strategy over the next twelve months.

10.

The second factor concerns the importance of Mr. Shahin Shadmer to Grant Enterprises, Inc. It is not clear how Grant intends to retain the services of Mr. Shadmer given that he apparently draws no salary, has no equity interest in the company, nor is there any employment agreement between Mr. Shadmer and Grant. Please advise or revise to explain what arrangements have been made to retain Mr. Shadmer in Grant’s employ.

ANSWER:	This risk factor has been revised to disclose that the Company has entered into an option agreement with Mr. Shadmer as compensation for his services.

11.	Please also disclose the nature of Mr. Shadmer’s duties for Grant and the amount of his time that he spends on Grant’s business.

ANSWER:	This risk factor in the Form SB-2 has been amended to disclose Mr. Shadmer’s duties and the amount of time he spends on the Company’s business.

12.

Please expand your factor entitled, “We may have a limited product range which must be expanded or we may not be able to effectively compete in our industry,” to disclose whether or not there are any present plans to develop new product lines or to otherwise expand.

ANSWER:

This section has been revised to remove this risk factor because no plans exist to expand the product range. However, a risk factor has been added to disclose the Company’s limited product range and lack of plans to expand.

Determination of Offering Price, pages 5-6

13.	Please advise us of any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board.

ANSWER:	This section has been revised to disclose that the Company has had no contact with market makers regarding the quotation of its securities on the OTC Bulletin Board.

Dilution, page 6

14.

We note your disclosure under “Dilution”, Item 506 of Regulation S-B requires a comparison of the price at which the company is selling its common equity with the price paid by officers, directors, promoters and affiliated persons. Please advise us of the price Richard Carrigan paid for his securities and, as appropriate, provide corresponding disclosure in the registration statement.

ANSWER:	This section has been revised to disclose the price paid and manner in which Mr. Carrigan received his shares.

Plan of Distribution, pages 8-9

15.

We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65. Additionally, in the response letter describe the steps the issuer and the selling shareholders have taken to ensure compliance with Regulation M.

ANSWER:

The “Plan of Distribution” section has been revised to disclose that selling stockholders and other participants must comply with applicable securities regulations including Regulation M. The section was also revised to disclose that selling stockholders have been advised of the anti-manipulative rules contained in Regulation M and that such rules may apply to their sales in the market. The Company has confirmed that it is aware of Corporation Finance Telephone Interpretation A.65

Organization Within the Last Five Years, page 13

16.	Please file copies of the Unit Purchase Agreement and Share Exchange as exhibits by amendment.

ANSWER:	The Unit Purchase Agreement and Share Exchange has been attached as an exhibit.

Management Discussion and Analysis

Results from Operations, page 16

17.

We note you have disclosed, ‘we attribute these increases to the success of implementing our business plan’ to describe the increase in gross revenues from the year ended December 31, 2003 to December 31, 2004 and the quarter ended March 31, 2004 to March 31, 2005. We further note your disclosure that states ‘these increases are directly related to revenues for the sale of chairs increasing while vending sales had not increased in the same percentage’ when discussing the increase of costs of sales. Revise to describe the specific causes for material changes from period to period of revenue recognized and cost of sales incurred in accordance with Regulation S-B, Item 303(b)(vi). In addition, revise to quantify the amount of revenues recognized and cost of sales incurred from each of your revenue streams, i.e. the sale and vending service of your Kinjoy Shiatsu Massage System.

ANSWER:

The “Management Discussion and Analysis” section of the Form SB-2 has been amended to include specific language related to the causes of the changes in gross revenue and cost of goods sold from the year ended December 31, 2003 to December 31, 2004 as well as the six-months ended June 30, 2004 to June 30, 2005.

18.

We note your statements that you will primarily invest in new business development and ongoing business activities including sales and marketing, advertisement, legal and human resource development and that you “have sufficient cash to hire such personnel and basic operating infrastructure for a period of one year as shown by [y]our working capital balance as of March 31, 2005.” Given that you had net income of $7,909 and cash of $15,124 for the quarter ended March 31, 2005, please disclose whether you intend to hire these personnel on a full-time basis and discuss the nature of your planned business development.

ANSWER:	The Form SB-2 has been amended to disclose that to Company does not have sufficient cash to hire such personnel and will continue to hire independent contractors on a commission basis.

Capital Resources and Liquidity, page 17

19.

Revise to indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. Refer to Section IV of SEC No. Release 33-8350. In this regard, revise to discuss impact on your liquidity of cash received from related party debt and collection of cash from each of your revenue streams.

Answer:	This section has been revised to disclose the Company’s principal sources of liquidity.

20.

We note that you indicate that you will require additional funds to increase marketing, expand operations and further implement your business plan. Revise to clearly indicate the necessary actions and funding necessary to successful implement your business plan and the outcome if your actions fail. Also, clearly disclose the source of such funding and the ability of that source to sufficiently fund your business plan.

Answer:	This section has been revised to clearly indicate the necessary actions and funding necessary to implement the Company’s business plan and the outcome if it fails.

Critical Accounting Estimates

21.	Tell us your consideration for disclosing critical accounting estimates in accordance with SEC Release 33-8350 (V).

ANSWER:

The Company has reviewed SEC Release 33-8350(V) and has once again reviewed the business accounting and other conditions with the business that may affect supplemental disclosures in the MD&A Section. The Company specifically considered the nature of estimates or assumptions that may be highly uncertain and the impact of the estimates and assumptions on financial condition or operating performance. The Company more precisely reviewed the operating performance of the Company as well as the financial condition. The result of that review were positive as Company’s revenues are increasing and the financial condition of the Company is good as the Company maintains a positive equity balance that is also increasing.

Certain Relationships and Related Transactions, page 17

22.

Please disclose the identity of the shareholder who loaned Grant the $6,762.00 and the terms upon which it was loaned. In that regard, we note your disclosure in the footnotes to the financial statements that the “stockholder has been provided a loan from the Company and/or loaned the Company working capital.” If the shareholder is a selling stockholder named in the registration statement, please file any agreements associated with this loan, as required by Item 601(b)(10) of Regulation S-B.

ANSWER:

This section has been revised to disclose that Richard Carrigan loaned Grant $6,762.00 at an annual interest rate of 7%. Also, please note that there is no written agreement between Mr. Carrigan and the Company for such loan.

Financial Statements

Consolidated Financial Statements as of March 31, 2005

General

23.

Each page of the interim financial statements should be clearly marked as “unaudited”. Additionally, confirm and disclose that Interim financial statements include all adjustments which in the opinion of management that are necessary in order to make the financial statements not misleading. See instructions (2) of Rule 310(b) of Regulation S-B.

ANSWER:

The Form SB-2 has been updated with financial information for the six-months ended June 30, 2005 and is clearly marked as “unaudited”. Please note that the footnotes confirm that Interim financial statements include all adjustments which in the opinion of management that are necessary in order to make the financial statements not misleading.

Statements of Operations, page F-2

24.

Your earnings (loss) per share information disclosures that you had 1,000 weighted average number of common shares outstanding for the three months ended March 31, 2005 and 2004. However, your disclosure on page F-1 indicates that you had 1,400,000 shares outstanding as of March 31, 2005. Revise to show the proper number of shares outstanding for each period present.

ANSWER:

The Form SB-2 has been updated with financial information for the six-months ended June 30, 2005. Per the Statement of Operations, the Company had 1,400,000 weighted average number of shares outstanding as of June 30, 2005.

Report of Independent Registered Public Accounting Firm, page F-1

25.

We note that your principal offices are in Santa Monica, California. In view of this, explain to us your basis for engaging an audit firm from Atlamonte Springs, Florida. Separately, tell us whether or not your audit firm is licensed to practice in the state of California.

ANSWER:	The Form SB-2 has been amended to include an appropriate risk factor discussing the possible ramifications of retaining an audit firm that is not licensed in California.

Consolidated Financial Statements as of December 31, 2004 and 2003

Balance Sheet, page F-2

26.

We note all of your property and equipment is disclosed as ‘vending equipment’. Tell us the nature of this equipment and whether it is included or used in your vending service sales. That is, indicate whether the equipment classified as fixed assets is the same equipment that is located at various mall locations. Explain why there is no other fixed asset presented.

ANSWER:	The Company has no other fixed assets other than the vending equipment which is comprised of the chairs. All office equipment including a computer, desk, and chair does not belong to the Company. Based on same, there is no need for any fixed assets to collect money because the same can be done with a computer and invoices.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

27.

We note your revenue recognition disclosure here and on page F-5 of the Consolidated Financial Statements as of March 31, 2005. Tell us how you consider the criteria of SAB Topic 13, Section A.1 when recognizing revenue for each of your revenue transactions, including your revenue sharing programs. As part of your response, provide the terms of a typical revenue sharing arrangement and how you determine that revenue has been earned. Further, revise to separately disclose your revenue recognition policy from each type of revenue transaction (e.g., vending services, product sales). See SAB Topic 13, Section B.

ANSWER:

The Company has reviewed SAB Topic 13, Section A.1. The Company pre-arranges revenue sharing as a percentage of revenues that are paid when services are provided as per the contract. The prices are fixed and collectability is reasonably assured as the services are paid by customers at the time of service with Visa or MasterCard. The sale of chairs is a similar transaction whereby the chairs are paid for either by wire transfer or Visa/MasterCard at the time of sale and then sent at that time by the manufacturer to the customer.

The Company has reviewed SAB Topic 13, Section B and has revised Note 1 to disclose the Company’s revenue recognition policy for each type of revenue transaction.

28.

Tell us how you account for the vending operations that work on a pre-paid basis. Explain why you do not present a deferred revenue caption on the balance sheet that would represent “pre-paid” fees. Indicate how you determine that revenue is earned under this basis.

ANSWER:	The Company has no prepaid type of revenues. The Company’s revenues are generated from two sources: vending which is paid as it is used and sales which is paid when it customer purchases it..

29.

Tell us whether your product sales arrangements include rights of return. If so, tell us how you have considered SFAS 48, paragraph 6 when determining the appropriateness of your revenue recognition policy.

ANSWER:	The Company has no return policy. Therefore, once a sale is made the transaction is complete and the product can not be returned.

Signatures

30.

The company’s controller or principal accounting officer also is required to sign the registration statement. To the extent that Mr. Shadmer also performs this function, please so indicate on his signature.

ANSWER:	Mr. Shadmer’s signature has been revised to disclose that he is also the Principal Accounting Officer.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN

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